PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 15, 2024)	Registration No. 333-278799

Barnes & Noble Education, Inc.

Non-Transferable Subscription Rights to Purchase

900,000,000 Shares of Common Stock at $0.05 per Share

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 15, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1, as amended (File No. 333-278799). This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2024, which is set forth below.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The New York Stock Exchange under the symbol “BNED”. On May 23, 2024, the closing price of our common stock was $0.79 per share.

Exercising your Subscription Rights and investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 24 of the Prospectus as well as any other risk factors and information contained in any other documents that are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2024

BARNES & NOBLE EDUCATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-37499	46-0599018
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Mountainview Blvd., Basking Ridge, NJ 07920

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (908) 991-2665

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Exchange on which registered
Common Stock, $0.01 par value per share	BNED	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On May 23, 2024, Barnes & Noble Education, Inc. (the “Company”) issued a press release announcing certain preliminary, unaudited financial results for the twelve months ended April 27, 2024 (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1.

The information in this Form 8-K and the Press Release attached hereto pertaining to the Company’s preliminary financial results shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release of Barnes & Noble Education, Inc., dated May 23, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 23, 2024

BARNES & NOBLE EDUCATION, INC.

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Executive Vice President, Corporate Development & Affairs, Chief Legal Officer and Secretary

Exhibit 99.1

Barnes & Noble Education Announces Preliminary Fiscal Year 2024 Results

BASKING RIDGE, N.J., May 23, 2024 /BUSINESS WIRE/ — Barnes & Noble Education, Inc. (NYSE: BNED) (“BNED” or the “Company”), a leading solutions provider for the education industry, today announced certain preliminary, unaudited financial results for the twelve months ended April 27, 2024.

Preliminary Unaudited Fiscal 2024 Full-Year Financial Highlights

•	Consolidated fiscal year 2024 GAAP revenue of approximately $1,567 million, compared to $1,543 million in the prior year period.

•	Consolidated fiscal year 2024 GAAP net loss from continuing operations of approximately $(63) million, compared to a net loss of $(90) million in the prior year period.

•

Consolidated fiscal year 2024 non-GAAP Adjusted EBITDA from Continuing Operations of approximately $45 million, as compared to $(8) million in the prior year period. The Company’s previously issued fiscal year 2024 non-GAAP Adjusted EBITDA from Continuing Operations guidance was $40 million.

The results reported in this press release are preliminary and unaudited. The Company has not yet completed its annual financial close process for the fiscal 2024 fourth quarter and full year, and its independent auditors have not completed their audit of the Company’s financial statements for the fiscal 2024 full year. This update does not present all necessary information for an understanding of the Company’s results of operations for the fiscal 2024 fourth quarter and full year. As the Company completes its annual financial close process and finalizes its financial statements for the fiscal 2024 fourth quarter and full year, and as its independent auditors complete their audit of the Company’s financial statements for the fiscal 2024 full year, it is possible the Company may identify items that require adjustments to the preliminary financial information set forth in this press release, and those changes could be material. The Company does not intend to update such financial information prior to the release of its final fourth quarter and full year financial results and the filing of its Form 10-K which is required to be filed on or before July 26, 2024.

Rights Offering and Other Actions

The Company continues to move forward on its previously announced proposed transactions (the “Transactions”) that will enable the Company to substantially deleverage its balance sheet, strategically invest in innovation and operate from a position of strength. The Transactions remain subject to shareholder approval and other closing conditions. Only shareholders of record as of the close of business on the record date of May 14, 2024 may participate in the equity rights offering (the “Rights Offering”).

Upon closing of the Transactions, which is currently expected to occur in June 2024:

•

BNED will receive gross proceeds of $95 million of new equity capital through a fully backstopped $45 million Rights Offering and a $50 million new equity investment (the “Private Investment”) led by Immersion Corporation (NASDAQ: IMMR) (“Immersion”); the Transactions are expected to infuse approximately $75 million of net cash proceeds after transaction costs;

•	The Company’s existing second lien lenders will convert approximately $34 million of outstanding principal and any accrued and unpaid interest into BNED Common Stock; and

•

The Company has received commitments to refinance its existing asset backed loan facility, pursuant to an agreement with its first lien holders, providing the Company with access to a $325 million facility (the “ABL Facility”) maturing in 2028. The refinanced ABL Facility will meaningfully enhance BNED’s financial flexibility and reduce its annual interest expense.

Through the Rights Offering, BNED will issue 900,000,000 shares of its common stock, par value $0.01 per share (the “Common Stock”) at a cash subscription price (the “Subscription Price”) of $0.05 per share. In the Rights Offering, BNED will distribute to each holder of record of its Common Stock on May 14, 2024 (the “Record Date”) one non-transferable subscription right (each, a “Subscription Right”) for every share of Common Stock owned by such holder on the Record Date, and each Subscription Right will entitle the holder to purchase 17 shares of Common Stock. Each holder that fully exercises their Subscription Rights will be entitled to Over-Subscription Rights to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Subscription Rights, which allows such holder to subscribe for additional shares of Common Stock up to the number of shares purchased under such holder’s basic Subscription Right at $0.05 per share.

If any Subscription Rights remain unexercised upon the expiration of the Rights Offering after accounting for all Over-Subscription Rights exercised, the standby purchasers led by Immersion, Outerbridge Capital Management, LLC and Selz Family 2011 Trust will collectively purchase, at the Subscription Price, up to $45 million in shares of Common Stock not subscribed for by the Company’s stockholders.

The Company will not issue fractional shares in the Rights Offering or cash in lieu of fractional shares of Common Stock. Any fractional shares of Common Stock that would be created by an exercise of the Subscription Rights will be rounded to the nearest whole share.

The Company expects that the proceeds of the offering will be used to pay expenses in connection with the Transactions and reduce the balance under the Company’s existing ABL Facility.

The shares of Common Stock to be issued upon exercise of the Subscription Rights will be listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “BNED.” The Subscription Rights are non-transferable and the Company will not be listing the Subscription Rights on the NYSE or any other national securities exchange.

Neither the Company nor its Board of Directors has made or will make any recommendation to holders regarding the exercise of Subscription Rights. Holders should make an independent investment decision about whether or not to exercise their Subscription Rights based on their own assessment of the Company’s business, the Rights Offering and the other Transactions.

Questions about the Rights Offering or requests for a copy of the prospectus related to the Rights Offering may be directed to the Information Agent, Innisfree M&A Incorporated, at (877) 800-5185. (Banks & Brokers may call collect: (212) 750-5833.

Other Important Information

The issuance and sale of shares of Common Stock pursuant to the Rights Offering is subject to, among other things, the approval of our stockholders at a special meeting (the “Special Meeting”) to be held on June 5, 2024. If the issuance and sale of our Common Stock pursuant to the Rights Offering is not approved at the Special Meeting, then the Rights Offering will be cancelled. The Rights Offering is being made pursuant to the Company’s registration statement on Form S-1 (File No. 333-278799), which was declared effective on May 14, 2024. The Company reserves the right to cancel or terminate the Rights Offering at any time. This press release does not constitute an offer to sell or the solicitation of an offer to buy any Subscription Rights or any other securities to be issued in the Rights Offering or any related transactions, nor shall there be any offer, solicitation or sale of Subscription Rights or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Consolidated Adjusted EBITDA (non-GAAP) From Continuing Operations (a) (b)

Dollars in millions	52 weeks ended
	April 27, 2024	April 29, 2023
Net loss from continuing operations	$(63.0)	$(90.1)
Add:
Depreciation and amortization expense	40.0	42.2
Interest expense, net	40.4	22.7
Income tax expense (benefit)	1.0	1.0
Impairment loss (non-cash)	7.2	6.0
Restructuring and other charges	19.4	10.1

Adjusted EBITDA (Non-GAAP)—Continuing Operations	$45.0	$(8.1)

(a)	For additional information, see “Use of Non-GAAP Financial Information” in the Non-GAAP disclosure information of this Press Release.
(b)

Results are preliminary and unaudited. As the Company completes its annual financial close process and finalizes its financial statements for the fiscal 2024 fourth quarter and full year, and as its independent auditors complete their audit of the Company’s financial statements for the fiscal 2024 full year, it is possible the Company may identify items that require adjustments to the preliminary financial information presented. Changes could be material. The Company’s Form 10-K is required to be filed on or before July 26, 2024.

Use of Non-GAAP Financial Information - Adjusted EBITDA

To supplement the Company’s preliminary financial results presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses the financial measure of Adjusted EBITDA, which is a non-GAAP financial measure under Securities and Exchange Commission (the “SEC”) regulations. We define Adjusted EBITDA as net income (loss) from continuing operations plus (1) depreciation and amortization; (2) interest expense and (3) income taxes, (4) as adjusted for items that are subtracted from or added to net income (loss) from continuing operations.

The non-GAAP measure included in this Press Release has been reconciled to the most comparable financial measure presented in accordance with GAAP, as follows: the reconciliation of consolidated Adjusted EBITDA to consolidated net income (loss) from continuing operations. All of the items included in the reconciliation are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance.

This non-GAAP financial measure is not intended as a substitute for and should not be considered superior to measures of financial performance prepared in accordance with GAAP. In addition, the Company’s use of this non-GAAP financial measure may be different from similarly named measures used by other companies, limiting their usefulness for comparison purposes.

We review this non-GAAP financial measure as an internal measure to evaluate our performance at a consolidated level and manage our operations. We believe that this measure is a useful performance measure which is used by us to facilitate a comparison of our on-going operating performance on a consistent basis from period-to-period. We believe that this non-GAAP financial measure provides for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone, as they exclude certain items that management believes do not reflect the ordinary performance of our operations in a particular period. Our Board of Directors and management also use Adjusted EBITDA, at a consolidated level and at a segment level, as one of the primary methods for planning and forecasting expected performance, for evaluating on a quarterly and annual basis actual results against such expectations, and as a measure for performance incentive plans. We believe that the inclusion of Adjusted EBITDA results provides investors useful and important information regarding our operating results, in a manner that is consistent with management’s evaluation of business performance.

About Barnes & Noble Education, Inc.

Barnes & Noble Education, Inc. (NYSE: BNED) is a leading solutions provider for the education industry, driving affordability, access and achievement at hundreds of academic institutions nationwide and ensuring millions of students are equipped for success in the classroom and beyond. Through its family of brands, BNED offers campus retail services and academic solutions, wholesale capabilities and more. BNED is a company serving all who work to elevate their lives through education, supporting students, faculty and institutions as they make tomorrow a better, more inclusive and smarter world. For more information, visit www.bned.com.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and information relating to us and our business that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “forecasts,” “projections,” and similar expressions, as they relate to us or our management, identify forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Such statements reflect our current views with respect to future events, the outcome of which is subject to certain risks, including, among others: our preliminary unaudited Fiscal 2024 full-year financial results; the completion, timing, size and use of proceeds of the Transactions; the approval by our stockholders of the Transactions at the Special Meeting; the amount of our indebtedness and ability to comply with covenants applicable to current and/or any future debt financing; our ability to satisfy future capital and liquidity requirements; our ability to continue as a going concern; our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms; our ability to maintain adequate liquidity levels to support ongoing inventory purchases and related vendor payments in a timely manner; our ability to attract and retain employees; the pace of equitable and inclusive access adoption in the marketplace is slower than anticipated and our ability to successfully convert the majority of our institutions to our BNC First Day® equitable and inclusive access course material models or successfully compete with third parties that provide similar equitable and inclusive access solutions; the United States Department of Education has recently proposed regulatory changes that, if adopted as proposed, could impact equitable and inclusive access models across the higher education industry; the strategic objectives, successful integration, anticipated synergies, and/or other expected potential benefits of various strategic and restructuring initiative, may not be fully realized or may take longer than expected; dependency on strategic service provider relationships, such as with VitalSource Technologies, Inc. and the Fanatics Retail Group Fulfillment, LLC (“Fanatics”) and Fanatics Lids College, Inc. D/B/A “Lids” (“Lids”), and the potential for adverse operational and financial changes to these strategic service provider relationships, may adversely impact our business; non-renewal of managed bookstore, physical and/or online store contracts and higher-than-anticipated store closings; decisions by K-12 schools, colleges and universities to outsource their physical and/or online bookstore operations or change the operation of their bookstores; general competitive conditions, including actions our competitors and content providers may take to grow their businesses; the risk of changes in price or in formats of course materials by publishers, which could negatively impact revenues and margin; changes to purchase or rental terms, payment terms, return policies, the discount or margin on products or other terms with our suppliers; product shortages, including decreases in the used textbook inventory supply associated with the implementation of publishers’ digital offerings and direct to student textbook consignment rental programs; work stoppages or increases in labor costs; possible increases in shipping rates or interruptions in shipping services; a decline in college enrollment or decreased funding available for students; decreased consumer demand for our products, low growth or declining sales; the general economic environment and consumer spending patterns; trends and challenges to our business and in the locations in which we have stores; risks associated with operation or performance of MBS Textbook Exchange, LLC’s point-of-sales systems that are sold to college bookstore customers; technological changes, including the adoption of artificial intelligence technologies for educational content; risks associated with counterfeit and piracy of digital and print materials; risks associated with the potential loss of control over personal information; risks associated with the potential misappropriation of our intellectual property; disruptions to our information technology systems, infrastructure, data, supplier systems, and customer ordering and payment systems due to computer malware, viruses, hacking and phishing attacks, resulting in harm to our business and results of operations; disruption of or interference with third party service providers and our own proprietary technology; risks associated with the impact that public health crises, epidemics, and pandemics, such as the COVID-19 pandemic, have on the overall demand for BNED products and services, our operations, the operations of our suppliers, service providers, and campus partners, and the effectiveness of our response to these risks; lingering impacts that public health crises may have on the ability of our suppliers to manufacture or source products, particularly from outside of the United States; changes in applicable domestic and international laws, rules or regulations, including, without limitation, U.S. tax reform, changes in tax rates, laws and regulations, as well as related guidance; changes in and enactment of applicable laws, rules or regulations or changes in enforcement practices including, without limitation, with regard to consumer data privacy rights, which may restrict or prohibit our use of consumer personal information for texts, emails, interest based online advertising, or similar marketing and sales activities; adverse results from litigation, governmental investigations, tax-related proceedings, or audits; changes in accounting standards; and the other risks and uncertainties detailed in the section titled “Risk Factors” in Part I—Item 1A in our Annual Report on Form 10-K for the fiscal year ended April 29, 2023 and in Part II – Item 1A in our Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information Regarding the Special Meeting and Where to Find It

The Company has filed a proxy statement and proxy card with the SEC in connection with its solicitation of proxies for the Special Meeting. THE COMPANY’S STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by the Company with the SEC without charge from the SEC’s website at www.sec.gov.

Certain Information Regarding Participants

The Company, its directors and certain of its executive officers and employees may be deemed participants in connection with the solicitation of proxies from the Company’s stockholders in connection with the matters to be considered at the Special Meeting. Information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company is included in the Company’s definitive Proxy Statement on Schedule 14A for the Special Meeting under the heading “Security Ownership of Certain Beneficial Owners and Management” filed with the SEC on May 15, 2024.

BNED Contact – Media and Investors

Hunter Blankenbaker

Vice President – Corporate Communications and Investor Relations

(908) 991-2776

hblankenbaker@bned.com

Source: Barnes & Noble Education